Exhibit 99.7

[PEMEX LOGO]                       CORPORATE MANAGEMENT FOR SOCIAL COMMUNICATION

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                             BULLETIN NO. 291/2003
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                                                                DATE: 11/12/2003



                         NO BID RECEIVED FOR RICOS BLOCK
                 Pemex evaluates Secondary Bidding for Contract

   Tender may Be Held Again After Further Consultation with Potential Bidders


Mexico City, November 12, 2003 - Petroleos Mexicanos, Mexico's national oil and gas company, announced today that those companies which had acquired bidding documents for the Ricos block under the Multiple Service Program have chosen not to submit proposals for that block.

Mexican law permits a second tender to be held for any block in the Multiple Service Contract MSC program.

Once the current MSC round has concluded, Pemex plans to hold a series of internal meetings and workshops with potential bidders to gather feedback, reexamine the geologic and technical data, reevaluate the scope of the Work Program, and determine whether a second bidding for the Ricos block is suitable.

Mexico's Public Works Law allows Pemex to tender any of the blocks a second time, and may, based on further analysis, modify the terms and conditions, or even change the size of the blocks.

Under the first round of the Multiple Service Contract program, Pemex has already awarded three blocks - Reynosa-Monterrey, Cuervito and Mision. Reynosa-Monterrey was awarded to the Spanish company Repsol-YPF on October 16; Cuervito was awarded to a consortium including Petrobras, Teikoku Oil and D&S Petroleum on October 23; and Mision was awarded to a partnership of Techint, its Argentine subsidiary Tecpetrol, and the Mexican drilling company Industrial Perforadora de Campeche (IPC).

Taken together, the first three MSC contracts will generate around US$ 3.7 billion of investment; provide Pemex with approximately US$ 700 million in cost savings over the duration of the contracts; and yield additional production of 350 million cubic feet per day.

The presence of two Mexican companies - D&S Petroleum and IPC - in the winning consortia reaffirmed that domestic firms have a competitive place in the MSC process, and will play an important role in the development of natural gas in the Burgos Basin.

With the MSCs, Pemex expects to increase its capacity to carry out the Burgos Basin Project, which will increase non-associated natural gas production in northern of Mexico, reduce imports, and help meet the increasing demand for natural gas in the country.

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